Northtech Industries, Inc.
6363 7th Ave South, Suite 220
Seattle, Washington 98108
Tel: 206-632-2839

April 5, 2010

VIA EDGAR

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attn: Chambre Malone

Re:	Northtech Industries, Inc. (the “Company”)
Registration Statement on Form 10
Filed February 10, 2010
File No. 000-53884

Dear Ms. Malone:

     Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Northtech Industries, Inc., a Nevada corporation (the “Company”), hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the Registration Statement on Form 10 (SEC File No. 000-53884), filed by the Company on February 10, 2010 (the “Registration Statement”), in connection with the registration of the Company’s shares of common stock, par value $0.001 per share, under Section 12(g) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), effective as of the date hereof.

     In the absence of this withdrawal application, pursuant to Section 12(g)(1) of the Exchange Act, the Registration Statement would automatically become effective on April 12, 2010 (60 days after the initial filing of the Form 10 Registration Statement). The Company believes that it is in the best interest of the Company to withdraw the Registration Statement prior to the effective date at this time. Accordingly, the Company requests that the withdrawal of the Registration Statement be granted by the Commission immediately.

     Please contact the undersigned if you have any questions or comments.

Sincerely,

NORTHTECH INDUSTRIES, INC.

/s/ Michael Grabham

Michael Grabham
President and Chief Executive Officer